Colorado Secretary of State
ID#: 20211633426
Document #: 20211633426
Filed on: 07/09/2021 10:41:14 AM
Paid: $50.00

Articles of Organization for a Limited Liability Company

filed pursuant to § 7-90-301 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

The domestic entity name of the limited liability company is Takes Shots LLC

The principal office street address is 9474 E. Winding Hill Ave
Lone Tree CO 80124
US

The principal office mailing address is 1148 Parkway Dr
Naples FL 34104
US

The name of the registered agent is Shane Cramsey

The registered agent's street address is 9474 E. Winding Hill Ave
Lone Tree CO 80124
US

The registered agent's mailing address is 9474 E. Winding Hill Ave
Lone Tree CO 80124
US

The person above has agreed to be appointed as the registered agent for this limited liability company.

The management of the limited liability company is vested in Managers

There is at least one member of the limited liability company.

Person(s) forming the limited liability company

Greenlight Company Holdings LLC
9474 E. Winding Hill Ave
Lone Tree CO 80124
US

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., and, if

applicable, the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the secretary of state, whether or not such individual is named in the document as one who has caused it to be delivered.

Name(s) and address(es) of the individual(s) causing the document to be delivered for filing

Shane Cramsey
9474 E. Winding Hill Ave
Lone Tree CO 80124
US